Exhibit 99.102

CONSENT

The undersigned hereby consents to:

(i)	the use of my name and the scientific and technical information with respect to the Macusani Project derived from Sections 1, 2, 3, 4, 5, 6, 18, 19, 20, 21, 22, 24, 25, 26 and 27 of the technical report titled “Macusani Project, Macusani, Peru, NI 43-101 Report – Preliminary Economic Assessment” with an effective date of January 12, 2016 (the “Technical Report”); and

(ii)	the use of the scientific and technical information with respect to the Macusani Project derived from Sections 13 and 17 of the Technical Report;

each of which is included in this registration statement on Form 40-F being filed by American Lithium Corp. with the United States Securities and Exchange Commission.

/s/Michael Short
Michael Short, BE (Civil Eng), CEng FIMMM, FAusIMM(CP), FIEAust CPEng
Date: December 21, 2022